Exhibit 99.2

Fuling Global Inc. to Supply Leading U.S. Distributor Bunzl’s Western Region.

ALLENTOWN, Pa., and TAIZHOU, China, Jan. 15, 2016 / PRNewswire/ -- Fuling Global Inc. (NASDAQ:FORK) ("Fuling Global" or the "Company"), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced that its U.S. subsidiary Domo Industry Inc. (“Domo”) has agreed to supply disposable cutlery to the western region of Bunzl Distribution USA Inc. (“Bunzl USA”). Bunzl USA is a leading supplier of a wide range of products serving the food industry, including outsourced food packaging, disposable supplies, and cleaning and safety products to food processors, supermarkets, non-food retailers, convenience stores and other users. Bunzl USA is the largest subsidiary of Bunzl plc, an international distribution and outsourcing group listed on the London Stock Exchange.

Starting from this month, Domo will begin supplying disposable plastic serviceware, including cutlery, polyethylene terephthalate (“PET”) cups, and calcium polypropylene (“PP”) hinged containers, to the western region of Bunzl USA’s R3 Redistribution Division (“R3”). Headquartered in Chicago, IL, R3 services the U.S., Canada, Mexico and Puerto Rico markets with over 74 shipping facilities, 2,600 professionals and one of largest trucking fleets in North America, which features more than 450 tractors and 650 trailers.

Mr. Lee Yu, Vice President of Domo, commented, “We have been discussing cooperation with Bunzl USA for some time. Our reputation as a quality supplier in the U.S. market, the launch of our Allentown manufacturing facility and Fuling’s recent NASDAQ listing helped us reach this significant relationship with Bunzl USA. Domo will begin supplying disposable cutlery to R3’s Los Angeles and Seattle branches immediately, with PET cups and calcium PP hinged containers to follow. We also hope to supply straws produced at Fuling Global’s Allentown, PA facility and other products to R3 in the future.”

“We are excited about the opportunities this new cooperation with Bunzl USA provides Fuling,” said Mr. Xinfu Hu, Chief Executive Officer of Fuling Global. “With its extensive network of warehouses, distribution centers and sizable trucking fleet, Bunzl USA gives us an excellent platform to further penetrate the U.S. market. Kudos to the Domo Team and we look forward to continuing to grow this relationship for years to come.”

About Bunzl Distribution USA, Inc.

Bunzl Distribution USA, Inc. (“Bunzl USA”) supplies a range of products including outsourced food packaging, disposable supplies, and cleaning and safety products to food processors, supermarkets, non-food retailers, convenience stores and other users. Based in St. Louis, Missouri, Bunzl USA is the largest division of Bunzl plc, an international distribution and outsourcing group listed on the London Stock Exchange. Bunzl USA owns and operates more than 100 warehouses that serve all 50 states and Puerto Rico, as well as Canada, the Caribbean and parts of Mexico. With more than 4,000 employees and 400,000-plus supply items, Bunzl USA is regarded as one of the leading suppliers in North America.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is a specialized producer and distributor of environmentally friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: fork@weitian-ir.com
Phone: +1-917-609-0333